SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated January 17, 2005

    Fording Canadian Coal Trust
(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

      Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

January 17, 2005

By: /s/ James F. Jones

      James F. Jones

      Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

“Elk Valley Coal and CPR Agree to Engage in Mediation

Process in Coal Transportation Contract Dispute”

  99.1

January 17, 2005

Via Edgar

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

RE:

Fording Canadian Coal Trust File NO. 1-15230

Form 6-K Report dated January 17, 2005

Dear Sir or Madam:

On behalf of Fording Inc. transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the Company’s Report on Form 6-K.

Yours truly,

James F. Jones

Corporate Secretary

Attachments

News Release

For Immediate Release

ELK VALLEY COAL AND CPR AGREE TO ENGAGE IN MEDIATION PROCESS IN COAL TRANSPORTATION CONTRACT DISPUTE

CALGARY, January 17, 2004 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) and Canadian Pacific Railway (TSX/NYSE: CP) today announced that Elk Valley Coal and CPR have agreed to engage in a mediation process, beginning Jan. 20, to attempt to settle their dispute over freight rates applicable to the transportation of coal from Elk Valley Coal’s mines in southeastern British Columbia to Vancouver area ports for overseas export.

The mediation process is not binding and success will depend upon the parties reaching a consensus.  The parties have agreed to keep confidential all matters pertaining to the mediation and its progress.  The parties have also agreed to hold in abeyance, pending the outcome of mediation, the outstanding legal proceedings commenced in 2004 before the Court of Queen’s Bench with respect to the matters in dispute.

For further information, please refer to Fording Canadian Coal Trust’s news release of December 14, 2004, and that of CPR dated December 13, 2004.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

About Canadian Pacific Railway

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S.  Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions.  CPR feeds directly into America's heartland from the East and West coasts.  Alliances with other carriers extend its market reach throughout the U.S. and into Mexico.  Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide.  For more information, visit CPR's website at www.cpr.ca.

Contacts:

Fording Canadian Coal Trust

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Coordinator, Investor Relations

403-260-9834

403-260-9817

investors@fording.ca

investors@fording.ca

Canadian Pacific Railway

Paul Bell

Len Cocolicchio (media relations)

Vice-President, Investor Relations

Tel.: (403) 319-7591

Tel.: (403) 319-3591

Cell: (403) 650-2748

investor@cpr.ca

len_cocolicchio@cpr.ca